EXHIBIT 12.1

NCI Building Systems, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in thousands)

	Years Ended					Three Months Ended
	Oct. 31,	Oct. 31,	Nov. 2,	Nov. 1,	Oct. 30,	Jan. 29,
	2000	2001	2002	2003	2004	2005

Income from continuing operations	$44,407	$16,535	$31,314	$22,800	$44,890	$10,722
Income taxes for continuing operations	32,866	16,151	19,535	14,758	29,767	7,333

	77,273	32,686	50,849	37,558	74,657	18,055

Fixed charges, as defined:
Interest	39,069	33,090	21,591	19,777	15,126	3,136
Interest component of rentals charged to operating expense	655	657	621	540	469	120
Deferred financing charges	—	—	—	—	9,879	—

Total fixed charges	39,724	33,747	22,212	20,317	25,474	3,256

Earnings, as defined	$116,997	$66,433	$73,061	$57,875	$100,131	$21,311

Ratio of earnings to fixed charges	$2.95	$1.97	$3.29	$2.85	$3.93	$6.55